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                                                                   EXHIBIT NO. 1


              [LOGO AND LETTERHEAD OF DELTIC TIMBER APPEARS HERE]
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FOR RELEASE:

     August 26, 1998
     Immediately


     El Dorado, Arkansas. Deltic Timber Corporation (NYSE-DEL) announced today that its wholly-owned subsidiary, Deltic Timber Purchasers, Inc., has closed the previously announced acquisition of approximately 16,300 acres of strategically located timberland in Bradley, Columbia, Dallas and Union Counties, Arkansas from RII Timberland Partners I, L.P. Consideration paid for the lands totaled $45.7 million. Funds for the transaction were accessed through the Company's existing credit facility. Ron L. Pearce, President and Chief Executive Officer, commented, "The Company's cruises reveal that the lands are well-stocked with mature pine sawtimber. All of the lands fit well with our existing operations, with much of the acreage contiguous to existing Company lands. From a forestry perspective this acquisition will enhance the Company's flexibility in maximizing the value of its timberlands in south Arkansas, and enable the Company to significantly increase its harvest levels."

     Robert C. Nolan, Chairman of the Board, noted, "The Company's Board of Directors is very pleased with this purchase, and with the accomplishments of the Company's timberland acquisition program. So far in 1998, over 30,000 acres have been closed or are under contract. Since its inception in late 1996, over 57,500 acres have been acquired, at an average per acre price of about $1,300, bringing the Company's total timberland ownership to approximately 400,000 acres."